FOR FURTHER INFORMATION:

AT THE COMPANY:
Karen J. Dearing
Chief Financial Officer
(248) 208-2500

FOR IMMEDIATE RELEASE

SUN COMMUNITIES, INC. ADOPTS NEW SHAREHOLDER RIGHTS PLAN TO REPLACE EXPIRING PLAN

Southfield, MI, June 3, 2008 - Sun Communities, Inc. (NYSE: SUI) announced today that its shareholder rights plan adopted ten years ago expires on June 8, 2008. The Board of Directors has approved and authorized the Company to enter into a new Shareholder Rights Plan, effective as of June 9, 2008.

The Shareholder Rights Plan enhances the ability of the Board of Directors to ensure that shareholders of the Company realize the long-term value of their investment and receive fair and equal treatment in connection with any take-over bid for the outstanding common shares of the Company. While the issuance of rights under the Shareholder Rights Plan will not wholly prevent a takeover, it should encourage a potential acquirer of the Company to negotiate with the Board of Directors prior to attempting a takeover.

The rights are not immediately exercisable, and generally only become exercisable if a person or group acquires 15% or more of Sun Communities, Inc.'s outstanding common stock or announces a tender offer which would, if consummated, result in ownership of 15% or more of such stock. If either event occurs, each right would entitle its holder (other than such person or member of such group) to purchase, at the applicable exercise price, a number of shares of Sun Communities, Inc. common stock having a market value that would be twice such exercise price.

If a person or group acquires 15% or more of Sun Communities, Inc.'s outstanding common stock or announces a tender offer which would, if consummated, result in ownership of 15% or more of such stock and the Company were to be acquired in a merger or other business combination, each right will entitle its holder to purchase, at the applicable exercise price, a number of common shares in the acquiring company having a market value that would be twice such exercise price.

The rights are redeemable for $.001 per right at the option of the Board of Directors, subject to certain exceptions.

The dividend distribution will be made on June 10, 2008, payable to stockholders of record as of the close of business on June 9, 2008. The new rights will accompany all outstanding and any new shares of common stock issued by the Company and initially will trade with and be inseparable from the Company's common stock. The rights will expire on June 9, 2018.

Details of the Shareholder Rights Plan, including a copy of the Shareholder Rights Plan, will be filed with the SEC and will be accessible via the EDGAR database on the SEC's web site at www.sec.gov.

Sun Communities, Inc. is a real estate investment trust that currently owns and operates a portfolio of 136 communities comprising of approximately 47,600 developed sites and approximately 6,500 sites suitable for development mainly in the Midwest and Southeast United States.

FORWARD LOOKING STATEMENTS

This press release contains various "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements will be subject to the safe harbors created thereby. The words "will," "may," "could," "expect," "anticipate," "believes," "intends," "should," "plans," "estimates," "approximate" and similar expressions identify these forward-looking statements. These forward-looking statements reflect the Company's current views with respect to future events and financial performance, but involve known and unknown risks and uncertainties, both general and specific to the matters discussed in this press release. These risks and uncertainties may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include the ability of manufactured home buyers to obtain financing, the level of repossessions by manufactured home lenders, the possibility that the Commission will not approve, or will materially modify, the Offer described in this press release, and those risks and uncertainties referenced under the headings entitled "Factors That May Affect Future Results" or "Risk Factors" contained in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained in this press release speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward-looking statements made herein to reflect changes in the Company's expectations of future events.

For more information about Sun Communities, Inc.
visit our website at www.suncommunities.com